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Exhibit 12.1

Ratio of earnings to fixed charges
(in thousands except for ratios)

	Year ended December 31,					Quarter ended March 31
	2002	2003	2004	2005	2006	2006	2007
Income (loss) before provision for income taxes	10,107	(2,781)	38,969	58,386	66,381	13,358	19,684
Interest expense	4,179	194	2,480	3,013	3,230	765	933
Rent expense	136	121	150	246	481	90	99

Income (loss) before provision for income taxes as adjusted	14,422	(2,466)	41,599	61,645	70,092	14,213	20,716

Interest and rent expense	4,315	315	2,630	3,259	3,711	855	1,032
Ratio of earnings to fixed charges	3.3	(a)	15.8	18.9	18.9	16.6	20.1
(a) Fixed charges exceeded earnings by $2,458
Rent Expense	2,729	2,419	3,006	4,925	9,625	1,808	1,972
Rent Expense %	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

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Ratio of earnings to fixed charges (in thousands except for ratios)